# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIRUM PHARMACEUTICALS, INC., CIK 0001759425
CUSIP: 604749101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 989 E Hillsdale Blvd., Suite 300, FOSTER CITY, California (CA), 94404
Date of event which requires filing of this statement: 01/23/2026
Amends the filing with accession number 0001193125-19-204056
Filed by CIK 0001720320
Persons authorized to receive notices and communications: Jennifer Martin, 1700 Seventh Ave, Suite 1120, Seattle, Washington (WA), 98101, (206) 451-8040

## Reporting persons
- Frazier Life Sciences IX, L.P. (CIK 0001720320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (5.9% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS IX, L.P. (CIK 0001782789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (5.9% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS IX, L.L.C. (CIK 0001782791): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (5.9% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 459,010; sole dispositive power 0; shared dispositive power 459,010; aggregate amount beneficially owned 459,010 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 459,010; sole dispositive power 0; shared dispositive power 459,010; aggregate amount beneficially owned 459,010 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 459,010; sole dispositive power 0; shared dispositive power 459,010; aggregate amount beneficially owned 459,010 (0.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,514,947; sole dispositive power 0; shared dispositive power 2,514,947; aggregate amount beneficially owned 2,514,947 (4.2% of the class)
  Comment: The amounts reported in rows 8, 10 and 11 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Statement.
  
  The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,514,947; sole dispositive power 0; shared dispositive power 2,514,947; aggregate amount beneficially owned 2,514,947 (4.2% of the class)
  Comment: The amounts reported in rows 8, 10 and 11 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Statement.
  
  The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,514,947; sole dispositive power 0; shared dispositive power 2,514,947; aggregate amount beneficially owned 2,514,947 (4.2% of the class)
  Comment: The amounts reported in rows 8, 10 and 11 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See Item 5(a) to this Statement.
  
  The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,075,884; sole dispositive power 0; shared dispositive power 1,075,884; aggregate amount beneficially owned 1,075,884 (1.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,075,884; sole dispositive power 0; shared dispositive power 1,075,884; aggregate amount beneficially owned 1,075,884 (1.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,075,884; sole dispositive power 0; shared dispositive power 1,075,884; aggregate amount beneficially owned 1,075,884 (1.8% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 62,931; sole dispositive power 0; shared dispositive power 62,931; aggregate amount beneficially owned 62,931 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,931; sole dispositive power 0; shared dispositive power 62,931; aggregate amount beneficially owned 62,931 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 62,931; sole dispositive power 0; shared dispositive power 62,931; aggregate amount beneficially owned 62,931 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,025,922; sole dispositive power 0; shared dispositive power 4,025,922; aggregate amount beneficially owned 4,025,922 (6.7% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represents (i) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., and (ii) 459,010 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, and (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 82,482; shared voting power 4,025,922; sole dispositive power 82,482; shared dispositive power 4,025,922; aggregate amount beneficially owned 4,108,404 (6.8% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represents (i) 5,703 shares of Common Stock held directly by the Reporting Person, (ii) 76,779 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person, (iii) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., and (iv) 459,010 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on the sum of (i) 51,393,574 shares of Common Stock outstanding on October 31, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2025, (ii) 5,196,009 shares of Common Stock that were anticipated to be issued in connection with the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iii) 2,385,149 shares of Common Stock that were anticipated to be issued by the Issuer in a private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025, (iv) 1,000,000 shares of Common Stock that were anticipated to be issued by the Issuer in an additional private placement transaction immediately following the acquisition of Bluejay Therapeutics, Inc., as set forth in the Issuer's Current Report on Form 8-K filed with the SEC on December 19, 2025, and (v) 76,779 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MIRUM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 989 E Hillsdale Blvd., Suite 300, FOSTER CITY, California (CA), 94404
Comment: This Amendment No. 8 ("Amendment No. 8") to Schedule 13D amends the statement on Schedule 13D filed on July 26 2019 (the "Original Schedule 13D") as amended on April 29, 2020, December 18, 2020, August 16, 2022, April 14, 2023, September 5, 2023, August 20, 2025 and November 4, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 8, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 8, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences IX, L.P. ("FLS IX")
FHMLS IX, L.P.
FHMLS IX, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

FLS IX is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS IX, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS IX, L.L.C. is to serve as general partner of FHMLS IX, L.P.

FLS X is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P.

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

FLS XII is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XII, L.P. is to serve as general partner of FLS XII. The sole business of FHMLS XII, L.L.C. is to serve as general partner of FHMLS XII, L.P.

The principal business of the Members is to manage FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C., FLS XII, FHMLS XII, L.P., FHMLS XII, L.L.C.
and a number of affiliated partnerships with similar businesses.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety to read as follows:

Entities:
FLS IX - Delaware, U.S.A.
FHMLS IX, L.P. - Delaware, U.S.A.
FHMLS IX, L.L.C. - Delaware, U.S.A.
FLS X - Delaware, U.S.A.
FHMLS X, L.P. - Delaware, U.S.A.
FHMLS X, L.L.C. - Delaware, U.S.A.
FLSPF - Delaware, U.S.A.
FHMLSP, L.P. - Delaware, U.S.A.
FHMLSP, L.L.C. - Delaware, U.S.A.
FLS XI - Delaware, U.S.A.
FHMLS XI, L.P. - Delaware, U.S.A.
FHMLS XI, L.L.C. - Delaware, U.S.A.
FLS XII - Delaware, U.S.A.
FHMLS XII, L.P. - Delaware, U.S.A.
FHMLS XII, L.L.C.- Delaware, U.S.A.

Individuals:
Topper - United States Citizen
Heron - United States Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and to replace the last paragraph with the following:

The working capital of FLS IX, FLS X, FLSPF, FLS XI and FLS XII was the source of the funds for the purchase of the FLS IX Shares, the FLS X Shares, the FLSPF Shares, the FLS XI Shares and the FLS XI Shares. No part of the purchase price of the FLS IX Shares, the FLS X Shares, the FLSPF Shares, the FLS XI Shares or the FLS XII Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS IX Shares, the FLS X Shares, the FLSPF Shares, the FLS XI Shares and the FLS XII Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety to read as follows:

Each of FLS IX, FLS X, FLSPF, FLS XI and FLS XII acquired the FLS IX Shares, the FLS X Shares, the FLSPF Shares, the FLS XI Shares and the FLS XII Shares, as the case may be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS IX, FLS X, FLSPF, FLS XI and FLS XII and the other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 2,514,947 shares of Common Stock of the Issuer (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS IX directly holds 3,566,912 shares of Common Stock of the Issuer (the "FLS IX Shares"). FHMLS IX, L.P. is the general partner of FLS IX and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FLS IX Shares.

FLS X directly holds 459,010 shares of Common Stock of the Issuer (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 1,075,884 shares of Common Stock of the Issuer (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 62,931 shares of Common Stock of the Issuer (the "FLS XI Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain prefunded warrants to acquire shares of Common Stock (the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, FLSPF holds Warrants to purchase 536,412 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Transactions in the class effected during the past sixty days: Except as set forth on Exhibit 10.1 of this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 4 is hereby amended and restated in its entirety to read as follows:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS IX Shares, the FLS X Shares, the FLSPF Shares, the FLS XI Shares or the FLS XII Shares beneficially owned by any of the Reporting Persons, other than the respective limited partners, general partners, members and/or beneficiaries of such Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

Pursuant to the terms of a Registration Rights Agreement with the Issuer dated December 7, 2025 (the "Registration Rights Agreement"), certain holders of the Issuer's Common Stock, including FLSPF, FLS X, FLS XI, FLS XII, are entitled to rights with respect to the registration under the Securities Act of 1933, as amended, of the shares of Common Stock or the shares of Common Stock issuable upon exercise of the pre-funded warrants that were purchased on January 23, 2026 (the "Registrable Securities"). Under the terms of the Registration Rights Agreement, the Issuer has agreed to prepare and file a registration statement with the SEC to register for resale the Registrable Securities. The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

Other than as described in this Schedule 13D, to the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Transactions Relating to the Common Stock of the Issuer During the Past Sixty (60) Days
Exhibit 10.2 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025).
Exhibit 24.1 Power of Attorney
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences IX, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (01/27/2026)
- FHMLS IX, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (01/27/2026)
- FHMLS IX, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS IX, L.L.C. (01/27/2026)
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (01/27/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (01/27/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (01/27/2026)
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (01/27/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (01/27/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (01/27/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (01/27/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (01/27/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (01/27/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (01/27/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (01/27/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (01/27/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick J. Heron, pursuant to Power of Attorney (01/27/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick J. Heron, pursuant to Power of Attorney (01/27/2026)